

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
William H. Shea, Jr.
Chief Executive Officer
Niska Gas Storage Partners, LLC
170 Radnor Chester Road, Suite 150
Radnor, PA 19087

> **Re: Niska Gas Storage Partners, LLC**
> **Registration Statement on Form S-3**
> **Filed November 7, 2014**
> **File No. 333-200004**

Dear Mr. Shea:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling unitholder in the resale offering is Niska Sponsor Holdings Coöperatief U.A., which appears to be an affiliate of and possibly the parent of the registrant. As a result, we are concerned that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering. Please advise us of your basis for determining that the transaction is eligible under Rule 415. In your analysis, please address in detail the relationship of the selling unitholder with the registrant, including an analysis of whether the selling unitholder is your parent or affiliate. Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

Exhibits 5.1 and 5.2

2. For both Exhibits 5.1 and 5.2, please confirm that you will file, prior to effectiveness, the legal opinions of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

                Sincerely,

                /s/ Dietrich A. King for

                Mara L. Ransom
                Assistant Director

cc: Ramey Layne, Esq.
        Vinson & Elkins LLP